November 24, 2014

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Heartland Financial USA, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 7, 2014
File No. 001-15393

Dear Mr. Nolan:

This letter is in response to your comment letter dated November 19, 2014, on the annual report on Form 10-K of Heartland Financial USA, Inc. (the “Company”) for the year ended December 31, 2013, and the quarterly report on Form 10-Q for the period ended September 30, 2014. For your convenience, we have repeated each of your comments in boldface below and followed each comment with our response:

Form 10-Q for the Quarterly Period Ended September 30, 2014
Item 1. Financial Statements
Note 1. Basis of Presentation - Reclassifications

1.
We note your statement that in the first quarter of 2014, Heartland revised the classification of mortgage servicing rights income from loan servicing income to gain on sale of loans held for sale. In this regard, please tell us why you believe that this reclassification is more consistent with industry reporting practices.

The Company has experienced significant growth in residential mortgage activity in recent years which prompted a further analysis of our reporting practices for this area. The guidance from generally accepted accounting principles defines that the mortgage servicing rights income should be included in noninterest income, but does not define, nor require, a specific noninterest income line classification. In reviewing peer financial statements and accounting firm examples, the Company noted that various reporting practices exist. However, the initial capitalization of mortgage servicing rights when a loan is sold with servicing retained and the corresponding income is more commonly considered to be a component of gain on sale of loans held for sale because the income is recognized in conjunction with, and at the same time as, the sale of the loan. By contrast, mortgage loan servicing income, net of the amortization of the mortgage servicing right, is recognized as the Company performs its servicing duties over the life of the loan. As a result, the Company changed its reporting of the initial mortgage servicing rights income from loan servicing income to gain on sale of loans held for sale.

2.
We note your statement that during the first quarter of 2014, Heartland revised the reclassification of loss on sales/valuations of other real estate and repossessed assets, net, from other real estate and loan collection expenses to a specific noninterest income classification. In addition, you state that these reclassifications are more consistent with industry reporting practices. Please revise any future filings to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

The Company will revise all future filings to separately disclose gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

* * *

As requested, we confirm your understanding that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert comments of the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to bmckeag@htlf.com

Very truly yours,
/s/	Bryan R. McKeag
Bryan R. McKeag
Executive Vice President, Chief Financial Officer